Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Celator Pharmaceuticals, Inc.,

at

$30.25 NET PER SHARE

by

Plex Merger Sub, Inc.

an indirect wholly-owned subsidiary of

Jazz Pharmaceuticals Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT THE TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK

CITY TIME, ON JULY 11, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger dated as of May 27, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”) among Celator Pharmaceuticals, Inc., a Delaware corporation (“Celator”), Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), and Plex Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”). Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $30.25 per Share (the “Offer Price”), net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, as soon as practicable following the time we first accept for payment Shares tendered in the Offer (the “Offer Closing Date”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Celator (the “Merger”), with Celator continuing as the surviving corporation in the Merger and as an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the time the Merger becomes effective (the “Effective Time”), each Share then outstanding (other than Shares (i) owned by Celator, (ii) owned by Parent or Purchaser or (iii) held by a Celator stockholder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”), and in the case of (i) and (ii), such Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Offer Price, in cash and without interest. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF CELATOR HAS UNANIMOUSLY RECOMMENDED THAT

YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of Celator (the “Celator Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Celator and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Celator of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), to pay for any Shares tendered pursuant to the Offer if (i) there shall not have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent or Purchaser, would represent one Share more than 50% of the then outstanding Shares, including any Shares issuable to holders of outstanding warrants to purchase Shares that are deemed exercised in accordance with their terms immediately prior to such time (such condition in this clause (i), the “Minimum Tender Condition”), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated, (iii) there shall be any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the time of the expiration of the Offer, (iv) subject to certain materiality exceptions, any representation and warranty of Celator set forth in the Merger Agreement shall not be true and correct at the time of the expiration of the Offer, and (v) certain other customary conditions have not been satisfied or waived (collectively, the “Offer Conditions”). See Section 15 –“Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 4 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

June 10, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to American Stock Transfer & Trust Company, the Depositary (as defined below) for the Offer, or follow the procedures for book entry transfer set forth in Section 3 – “Procedures for Tendering Shares.” These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 – “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Tender Condition. Please call D.F. King & Co., Inc. (the “Information Agent”), at (212) 269-5550 (banks and brokers) or (800) 581-3783 (all others, toll-free). See Section 3 – “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for the time that is one minute following 11:59 p.m., New York City time, on July 11, 2016, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3 – “Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

*  *  *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers, Call: (212) 269-5550

All Others, Call Toll-Free: (800) 581-3783

Email: celator@dfking.com

SUMMARY TERM SHEET

Purchaser, an indirect wholly-owned subsidiary of Parent, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Celator for $30.25 per Share, net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding common stock, par value $0.001 per share, of Celator.

Price Offered Per Share	$30.25 per Share, net to the seller in cash, without interest (less any required withholding taxes).

Scheduled Expiration of Offer	The time that is one minute following 11:59 p.m., New York City time, on July 11, 2016, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. See Section 1 – “Terms of the Offer.”

Purchaser	Plex Merger Sub, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Celator. We are an indirect wholly-owned subsidiary of Parent. See Section 8 – “Certain Information Concerning Purchaser and Parent.”

Celator Board Recommendation	The Celator Board has unanimously (i) determined that Transactions are fair to and in the best interests of Celator and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Celator of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer (the “Celator Board Recommendation”).

Who is offering to buy my securities?

Our name is Plex Merger Sub, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Celator. We are an indirect wholly-owned subsidiary of Parent. See Section 8 – “Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of Celator on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Celator’s outstanding common stock, par value $0.001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire the entire equity interest in Celator, while allowing Celator’s stockholders an opportunity to receive the Offer Price as soon as practicable after the expiration of the Offer by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Celator will consummate the Merger as soon as practicable thereafter without any action by the stockholders of Celator in accordance with Section 251(h) of the DGCL. At the Effective Time, Celator will become an indirect wholly-owned subsidiary of Parent. See Section 12 – “Purpose of the Offer and Plans for Celator.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $30.25 per Share, net to the seller in cash, without interest (less any required withholding taxes). If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to pay for the Shares?

Yes. We and Parent have cash and borrowing capacity under existing credit facilities sufficient to consummate the Transactions, including to pay for all Shares validly tendered and not withdrawn in the Offer. We estimate that the total amount of funds we will need to purchase all of the Shares in the Offer and to complete the other Transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $1.6 billion. We expect Parent or one or more of its subsidiaries to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and any related fees and expenses. Parent expects to finance such cash requirements from available cash on hand and borrowings under its Credit Agreement, dated as of June 18, 2015, among Parent, Jazz Securities Limited, Jazz Pharmaceuticals, Inc., Jazz Financing I Limited, Jazz Pharmaceuticals Ireland Limited, the lenders party thereto and Bank of America, N.A., as Collateral Agent, Administrative Agent, Swing Line Lender and L/C Issuer (the “Credit Agreement”). The Offer is not conditioned on completion of any financing or receipt of financing proceeds. See Section 9 – “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger;

•	we are offering to purchase all of the outstanding Shares in the Offer solely for cash;

•	the consummation of the Offer is not subject to any financing condition; and

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 12 – “Purpose of the Offer and Plans for Celator,” Section 9 – “Source and Amount of Funds,” and Section 15 – “Conditions of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $30.25 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Celator, Parent and Purchaser have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Celator. See Section 11 – “The Transaction Documents.”

What does the Celator Board think of the Offer?

The Celator Board has unanimously (i) determined that the Transactions are fair to and in the best interests of Celator and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Celator of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Time” which is the time that is one minute following 11:59 p.m., New York City time, on July 11, 2016, unless the Offer is extended in accordance with the terms of the Merger Agreement, in which event the “Expiration Time” shall mean the latest time and date at which the Offer, as so extended, shall expire. The date on which the Expiration Time occurs is referred to herein as the “Expiration Date.”

What are the most significant conditions to the Offer?

Under the Merger Agreement, we are not required to, and Parent is not required to cause us to, accept for payment or to pay for any Shares tendered pursuant to the Offer if, among other things:

•	there shall not have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent or Purchaser, would represent one Share more than 50% of the then outstanding Shares, including any Shares issuable to holders of outstanding warrants to purchase Shares that are deemed exercised in accordance with their terms immediately prior to such time;

•	any waiting period under the HSR Act, applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated;

•	there shall be any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the Expiration Time;

•	subject to certain materiality exceptions, any representation and warranty of Celator set forth in the Merger Agreement shall not be true and correct at the Expiration Time; and

•	certain other customary conditions described in this Offer to Purchase as set forth in Section 15 – “Conditions of the Offer” have not been satisfied or waived.

We and Parent may waive any condition, in whole or in part, other than the Minimum Tender Condition or the condition requiring that the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”), at any time and from time to time, without Celator’s consent. See Section 15 – “Conditions of the Offer.” Consummation of the Offer is not conditioned on Parent nor Purchaser obtaining financing.

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. We are required to extend the Offer (i) for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied) and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or the NASDAQ Capital Market (“NASDAQ”) applicable to the Offer; provided that Purchaser shall not be required to extend the Offer beyond October 24, 2016 (the “Outside Date”). In addition, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, we are required to extend the Offer at the request of Celator for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator); provided that we shall not be required to extend the Offer beyond the Outside Date.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York City time) on the next business day after the date the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. Each of CDK Associates, L.L.C. (which is affiliated with Mr. Scott Morenstein, member of the Celator Board), Valence CDK SPV, LP (which is affiliated with Mr. Morenstein), Domain Partners VI, LP (which is affiliated with Ms. Nicole Vitullo, member of the Celator Board), DP VI Associates L.P. (which is affiliated with Ms. Vitullo), Domain Associates, L.L.C. (which is affiliated with Ms. Vitullo), Quaker BioVentures, L.P. (which is affiliated with Mr. Richard Kollender, member of the Celator Board), Garden State Life Sciences Venture Fund, L.P. (which is affiliated with Mr. Kollender), Dr. Lawrence Mayer, Mr. Scott Jackson, Mr. Fred Powell and Mr. Michael Dougherty (together, the “Supporting Stockholders”) have entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of May 27, 2016, the Supporting Stockholders owned an aggregate of approximately 18.4% of the Shares and owned additional warrants and options to acquire Shares. See Section 11 – “The Transaction Documents – Tender and Support Agreement.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 – “Procedures for Tendering Shares.” These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 – “Procedures for Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Tender Condition. Please call the Information Agent, at (212) 269-5550 (banks and brokers) or (800) 581-3783 (all others, toll-free) for assistance. See Section 3 – “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 – “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the Expiration Time and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 – “Withdrawal Rights.”

What will happen to stock options and warrants in the Offer?

The Offer is being made only for Shares, and not for warrants to purchase Shares (“Celator Warrants”) or options to purchase Shares (“Celator Options”) issued pursuant to Celator’s 2013 Equity Incentive Plan (the “Celator Equity Plan”). Holders of outstanding Celator Options may participate in the Offer only if they first exercise such Celator Options (to the extent exercisable) in accordance with the terms of the Celator Equity Plan and other applicable Celator award agreements and tender the Shares, if any, issued upon such exercise. Any such exercise needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Celator Options will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Tendering Shares.”

Each Celator Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Celator Option that is then outstanding and unexercised will be canceled and be converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the excess of (x) the Merger Consideration (as defined below) over (y) the exercise price per Share underlying such Celator Option by (ii) the number of Shares subject to such Celator Option immediately prior to the Effective Time.

Celator Warrants will be treated in accordance with the terms of the relevant agreement between Celator and the holder of such Celator Warrant (the “Celator Warrant Agreements”). Prior to the Effective Time, Parent and Celator will deliver notice of the Transactions to the holders of Celator Warrants in accordance with the terms of the relevant Celator Warrant Agreement. At the Effective Time, Parent will assume each Celator Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms without any action on the part of the holder thereof. See Section 11 – “The Transaction Documents – The Merger Agreement – Equity Awards” and Section 11 – “The Transaction Documents – The Merger Agreement – Warrants.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn as promptly as practicable after the Expiration Date and, in any event no more than two business days after the Offer Closing Date.

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such shares as described in Section 3 – “Procedures for Tendering Shares –Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 – “Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Tender Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 – “The Transaction Documents – The Merger Agreement – Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable after the consummation of the Offer without a vote of Celator’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will Celator continue as a public company?

No. Following the purchase of the Shares in the Offer, we, Parent and Celator expect to consummate the Merger as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be an indirect wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Celator to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 – “Certain Other Effects.”

Will there be a subsequent offering period?

If, as of the scheduled expiration date, all of the other conditions to the Merger are satisfied or waived, but there have not been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Celator’s stockholders, Purchaser may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Celator will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

Appraisal rights are not available in connection with the Offer. However, appraisal rights will be available in the Merger to holders of Shares that are not tendered or voted in favor of the Merger and who comply with the applicable requirements of Delaware law. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On May 26, 2016, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of Shares reported on the NASDAQ was $17.50 per Share. Therefore, the Offer Price of $30.25 per Share represents a premium of approximately 73% over the May 26, 2016 closing stock price, a premium of approximately 100% over the volume-weighted average price at which the Shares traded on the NASDAQ for the period of March 31, 2016 through May 26, 2016 and a premium of approximately 167% over the volume-weighted average price at which the Shares traded on the NASDAQ during the six-month period preceding May 26, 2016, as calculated using the volume-weighted average prices as provided by CapitalIQ. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 –“Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 –“Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer, at (212) 269-5550 (banks and brokers) or (800) 581-3783 (all others, toll-free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Celator:

INTRODUCTION

We are offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Celator, for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Stockholders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry has been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 – “Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Celator, with Celator continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than (i) Shares owned by Celator, (ii) Shares owned by Parent or Purchaser or (iii) Shares held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL, and in the case of (i) and (ii), such Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive cash equal to the amount of the Offer Price, in cash and without interest. Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. See Section 11 – “The Transaction Documents.”

The Celator Board has unanimously (i) determined that the Transactions are fair to and in the best interests of Celator and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Celator of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Celator has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Board’s reasons for the Celator Board Recommendation, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or to pay for any Shares tendered pursuant to the Offer if (i) there shall not have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent or Purchaser, would represent one Share more than 50% of the then outstanding Shares, including any Shares issuable to holders of outstanding warrants to purchase Shares that are deemed exercised in accordance with their terms immediately prior to such time, (ii) any waiting period under the HSR Act, applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated, (iii) there shall be any legal restraint in effect preventing or prohibiting the consummation of the Offer or the Merger at the Expiration Time, (iv) subject to certain materiality exceptions, any representation and warranty of Celator set forth in the Merger Agreement shall not be true and correct at the Expiration Time, and (v) certain other customary conditions have not been satisfied or waived. See Section 15 – “Conditions of the Offer.”

According to Celator, as of the close of business on June 7, 2016, (i) 42,966,043 Shares were issued and outstanding, (ii) no Shares were held by Celator in its treasury; (iii) there were outstanding Celator Options to purchase 5,395,386 Shares (with a weighted average exercise price of $2.47 per share), and (iv) 2,871,632 Shares were issuable upon the exercise of Celator Warrants (with a weighted average exercise price of $3.69 per share). Accordingly, assuming that no options or warrants are exercised prior to the expiration of the Offer, the Minimum Tender Condition would be satisfied if at least 21,483,022 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend on the actual number of Shares outstanding at the Expiration Date.

The Supporting Stockholders have entered into a tender and support agreement with us and Parent pursuant to which, among other matters, the Supporting Stockholders have agreed to tender all Shares now held or hereafter acquired by them in the Offer. As of May 27, 2016, the Supporting Stockholders owned an aggregate of approximately 18.4% of the outstanding Shares. See Section 11 – “The Transaction Documents – Tender and Support Agreement.”

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Celator will cause the closing of the Merger to take place as soon as practicable without a meeting of stockholders of Celator in accordance with Section 251(h) of the DGCL. Following the Merger, our directors and officers will be the directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 – “Certain Legal Matters; Regulatory Approvals – Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn on or prior to the Expiration Time.

The Offer is subject to the conditions set forth in Section 15 – “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Tender Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered, and not withdrawn prior to the Expiration Time, as promptly as practicable after the Expiration Time and, in any event, no more than two business days after the Offer Closing Date.

If, as of the scheduled Expiration Date, all of the other conditions to the Merger are satisfied or waived, but there have not been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Celator’s stockholders, Purchaser may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Celator will take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Offer Closing Date. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement separately provides that Purchaser is required to extend the Offer (i) for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied) and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer; provided that Purchaser shall not be required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser is required to extend the Offer at the request of Celator for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator); provided that Purchaser shall not be required to extend the Offer beyond the Outside Date. Notwithstanding the foregoing, the Merger Agreement provides that that in no event shall Purchaser (i) be required to extend the Offer beyond the earliest to occur of (A) the Outside Date and (B) the valid termination of the Merger Agreement or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of Celator.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to waive any condition of the Offer or modify the terms of the Offer, except that, without the consent of Celator, Purchaser shall not, and Parent shall not permit Purchaser to: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares in their capacity as such, (v) change the form or terms of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares in their capacity as such.

If Purchaser makes any material change in the terms of or information concerning the Offer or waive a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions such as the Minimum Tender Condition is a material change in the terms of an offer and that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response.

If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Celator has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 – “Procedures for Tendering Shares – Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 – “Procedures for Tendering Shares – Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 – “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Time at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 – “Procedures for Tendering Shares – Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Tender Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the

Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Time; and

•	the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Tender Condition.

Backup Withholding

To prevent federal “backup withholding” of tax with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each Celator stockholder (including any Celator stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise comply with applicable backup withholding rules and certification requirements. Each Celator stockholder should complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or other applicable form such as the appropriate IRS Form W-8) in order to provide the information and certification necessary to avoid the imposition of backup withholding of tax. See Instruction 8 set forth in the Letter of Transmittal and Section 5 – “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Celator’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Celator’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 – “Procedures for Tendering Shares – Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 – “Procedures for Tendering Shares – Determination of Validity.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Celator stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Celator stockholders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This discussion does not apply to Celator stockholder who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Celator stockholders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and may not apply to Shares received pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, Shares held as “qualified small business stock” or “section 1244 stock,” Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, Celator stockholders that purchase or sell Shares as part of a wash sale for tax purposes, Celator stockholders in special tax situations (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies,

U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of the U.S. alternative minimum or unearned income Medicare contribution tax, federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

None of Celator, the Parent, or the Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Celator, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Celator Options that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH CELATOR STOCKHOLDER SHOULD CONSULT SUCH CELATOR STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH CELATOR STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH CELATOR STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by a non-corporate U.S. Holder generally will be taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•	the Non-U.S. Holder is an individual present in the United States for one hundred eighty-three or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•	Celator is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly, Shares at any time within the shorter of (i) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder’s holding period in the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate.

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

In general, Celator would be a United States real property holding corporation if “United States real property interests” comprised (by fair market value) at least half of Celator’s total worldwide interests in real property plus Celator’s business assets. Celator believes that it has not been during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), is not, and does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes. Even if Celator were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder’s holding period and (2) the Shares are “regularly traded” on an “established securities market.”

Information Reporting and Backup Withholding. Payments made to certain Celator stockholders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding of tax.” See Section 3 – “Procedures for Tendering Shares – Backup Withholding” of this Offer to Purchase.

Backup withholding of tax generally applies if a Celator stockholder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, a Celator stockholder generally must complete an appropriate IRS

Form W-8 (if the Celator stockholder is a Non-U.S. Holder) or the IRS Form W-9 that is included in the Letter of Transmittal (if the Celator stockholder is a U.S. Holder) in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax and may be refunded or credited against the Celator stockholder’s U.S. federal income tax liability, if any, provided that the Celator stockholder furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “CPXX.” The Shares have been listed on NASDAQ since November 11, 2013.

The following table sets forth for the periods indicated the high and low sales prices per Share on NASDAQ as reported in published financial sources:

	High	Low
2014
First Quarter	$4.67	$2.92
Second Quarter	$3.26	$2.04
Third Quarter	$3.02	$2.45
Fourth Quarter	$3.13	$1.58

2015
First Quarter	$3.53	$1.88
Second Quarter	$3.26	$1.75
Third Quarter	$2.67	$1.62
Fourth Quarter	$1.92	$1.30

2016
First Quarter	$12.73	$1.12
Second Quarter (through June 9, 2016)	$30.37	$10.66

On May 26, 2016, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of Shares reported on the NASDAQ was $17.50 per Share. Therefore, the Offer Price of $30.25 per Share represents a premium of approximately 73% over the May 26, 2016 closing stock price, a premium of approximately 100% over the volume-weighted average price at which the Shares traded on the NASDAQ for the period of March 31, 2016 through May 26, 2016 and a premium of approximately 167% over the volume-weighted average price at which the Shares traded on the NASDAQ during the six-month period preceding May 26, 2016, as calculated using the volume-weighted average prices as provided by CapitalIQ. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Celator’s publicly available documents, Celator has never paid a cash dividend on the Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of Celator, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

7.	Certain Information Concerning Celator

The information concerning Celator contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. According to Celator’s Annual Report on Form 10-K for the year ended December 31, 2015, Celator is incorporated under the laws of the State of Delaware. The principal executive offices of Celator are located at 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey, 08628, and its telephone number is (609) 243-0123.

Celator is an oncology-focused biopharmaceutical company that is transforming the science of combination therapy, and developing products to improve patient outcomes in cancer. Celator’s proprietary technology platform, CombiPlex®, enables the rational design and rapid evaluation of optimized combinations incorporating traditional chemotherapies as well as molecularly targeted agents to deliver enhanced anti-cancer activity. Celator’s lead product is VYXEOSTM, a nano-scale liposomal formulation of cytarabine:daunorubicin, in Phase 3 clinical testing for the treatment of acute myeloid leukemia. Celator has also conducted clinical development efforts on CPX-1, a nano-scale liposomal formulation of irinotecan:floxuridine for the treatment of colorectal cancer; and has a preclinical stage product candidate CPX-8, a hydrophobic docetaxel prodrug nanoparticle formulation. More recently, Celator has advanced the CombiPlex platform and broadened its application to include molecularly targeted therapies.

Additional Information

Celator is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. Such reports, proxy statements and other information are also available free of charge at the website maintained by the SEC on the Internet at http://www.sec.gov.

8.	Certain Information Concerning Purchaser and Parent

Purchaser . We are a Delaware corporation and an indirect wholly-owned subsidiary of Parent and were formed solely for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will, as soon as practicable, merge with and into Celator, with Celator continuing as the Surviving Corporation. Our principal executive offices are located at 3180 Porter Drive, Palo Alto, CA 94304. The telephone number at such office is (650) 496-3777.

Parent. Parent is an international biopharmaceutical company focused on improving patients’ lives by identifying, developing and commercializing meaningful products that address unmet medical needs. Parent has a diverse portfolio of products and product candidates, with a focus in the areas of sleep and hematology/oncology.

Parent’s lead marketed products are Xyrem® (sodium oxybate) oral solution, the only product approved by the U.S. Food and Drug Administration for the treatment of both cataplexy and excessive daytime sleepiness in patients with narcolepsy; Erwinaze® (asparaginase Erwinia chrysanthemi), a treatment approved in the U.S. and in certain markets in Europe (where it is marketed as Erwinase®) for patients with acute lymphoblastic leukemia who have developed hypersensitivity to E. coli-derived asparaginase; and Defitelio® (defibrotide), a product approved in Europe for the treatment of severe hepatic veno-occlusive disease in adults and children undergoing hematopoietic stem cell transplantation therapy. The principal executive offices of Parent are located at 3180 Porter Drive, Palo Alto, CA 94304. The telephone number at such office is (650) 496-3777.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase: (a) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Celator; (b) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Celator during the past sixty days; (c) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Celator (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Celator or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Purchaser, their subsidiaries or, to Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Celator or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Purchaser and, to Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we and Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Parent maintains a website at www.jazzpharmaceuticals.com. These website addresses are not intended to function as hyperlinks, and the information contained on Parent’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds

The Offer is not subject to any financing condition. We estimate that we will need approximately $1.6 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses. Because Parent will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger, we believe that our and Parent’s business, financial condition and results are not material to the decision of any holder of Shares whether to sell, hold or tender Shares in the Offer. Parent expects to fund such cash requirements from available cash on hand and borrowings under the Credit Agreement.

The Credit Agreement provides for a $750.0 million principal amount term loan and a $750.0 million revolving credit facility. Under the Credit Agreement, the term loan matures on June 18, 2020 and the revolving credit facility terminates, and any loans outstanding thereunder become due and payable, on June 18, 2020. Borrowings under the Credit Agreement bear interest, at Parent’s option, at a rate equal to either (a) the LIBOR rate, plus an applicable margin ranging from 1.50% to 2.25% per annum, based upon Parent’s secured leverage ratio, or (b) the prime lending rate, plus an applicable margin ranging from 0.50% to 1.25% per annum, based upon Parent’s secured leverage ratio. The revolving credit facility has a commitment fee payable on the undrawn amount ranging from 0.25% to 0.35% per annum based upon Parent’s secured leverage ratio. Parent may make voluntary prepayments of principal at any time without payment of a premium. Parent is required to make mandatory prepayments of the term loan (without payment of a premium) with (1) net cash proceeds from certain non-ordinary course asset sales (subject to reinvestment rights and other exceptions), (2) net cash proceeds from issuances of debt (other than certain permitted debt), and (3) casualty proceeds and condemnation awards (subject to reinvestment rights and other exceptions). Principal repayments of the term loan, which are due quarterly, began in December 2015 and are equal to 5.0% per annum of the original principal amount of $750.0 million during the first two years, 7.5% per annum during the third year, 10.0% per annum during the fourth year and 12.5% per annum during the fifth year, with any remaining balance payable on the maturity date.

10.	Background of the Offer; Contacts with Celator

Parent regularly evaluates various strategies to expand its business and enhance value for its shareholders, including opportunities for acquisitions of other companies or their assets. In 2014, Parent initially identified Celator as a potential acquisition candidate due, in part, to Celator’s ownership of worldwide rights to VYXEOSTM, which is a strategic fit within Parent’s existing hematology and oncology franchise. Parent began to actively discuss Celator internally as a potential acquisition candidate following the identification of acute myeloid leukemia as a strategic adjacency to Parent’s hematology oncology business unit and Celator as a company with an attractive opportunity in that therapeutic area.

On December 6, 2014, representatives of Parent and representatives of Celator, including Scott Jackson, Chief Executive Officer of Celator, and Derek Miller, Chief Business Officer of Celator, met at an industry conference in San Francisco. During the meeting, representatives of Celator and Parent each provided high-level oral presentations on their respective businesses.

On December 22, 2014, Parent and Celator executed the Confidentiality Agreement.

On January 12, 2015, representatives of Parent and Celator met at an industry conference in San Francisco, California, and discussed Celator’s lead product, VYXEOSTM. During this meeting, representatives of each of the Celator and Parent discussed certain commercial assumptions and opportunities for VYXEOS.

In February 2015, representatives of Parent contacted representatives of MTS Health Partners, L.P. (“MTS”), Celator’s financial advisor, by telephone. Representatives of MTS communicated to Parent that no formal sale process had been initiated, but that the Celator Board was reviewing potential strategic alternatives.

From late January through May 2015, Parent was provided with access to a virtual data room containing clinical, regulatory, technical operations and commercial materials in order to conduct due diligence and submitted four separate indications of interest to acquire Celator for an upfront cash payment per Share, and a contingent value right that would pay an additional per Share amount upon achievement of certain milestones relating to the development and commercialization of VYXEOS. During this period, Parent and Celator, with the assistance of financial advisors, engaged in discussions regarding merger consideration, the value represented by Parent’s nonbinding solicitations of interest and potential changes to terms of the offers. However, none of these discussions progressed to the point of negotiating definitive documentation to acquire Celator. Parent and Celator terminated discussions in May 2015 when Parent decided that it wanted to review response rate data from Celator’s ongoing Phase 3 clinical trial of CPX-351 before proceeding with a potential transaction.

In the fall of 2015, in the normal course of dialogue, representatives of Parent and MTS held several telephone calls to discuss Celator, including the progress of the development of VYXEOS and any contemplated Phase 3 trial results. During these telephone calls, representatives of Parent asked representatives of MTS whether additional data for VYXEOS was available for review. Representatives of Parent also asked representatives of MTS whether Celator would be interested in pursuing a transaction before receipt of Phase 3 trial results for VYXEOS, and MTS indicated that Celator was positioned financially to wait to receive Phase 3 trial data.

On November 3, 2015, Michael Dougherty, Executive Chairman of Celator, reached out to Bruce Cozadd, Chief Executive Officer of Parent, and left a message requesting a conversation.

On November 25, 2015, Mr. Cozadd spoke by telephone with Mr. Dougherty. During this conversation, Mr. Cozadd conveyed that Parent was interested in continuing discussions after Celator’s receipt of Phase 3 data for VYXEOS.

On January 11, 2016, representatives of Parent met with a representative of Celator at an industry conference in San Francisco, California. During this meeting, Celator’s representative provided Parent with an update on VYXEOS, which included a discussion on the commercial assumptions relating to VYXEOS. Representatives of Parent, including Mr. Cozadd, also met with representatives of Celator at an industry conference on January 13, 2016 and discussed Parent’s interest in Celator. That same day, representatives of MTS met and discussed the same with representatives of Parent.

On January 29, 2016, Parent received access from Celator to a new electronic data room.

On March 14, 2016, Celator announced positive results from the Phase 3 trial of VYXEOS in patients with high-risk (secondary) acute myeloid leukemia compared to the standard of care regimen of cytarabine and daunorubicin. The trial met its primary endpoint demonstrating a statistically significant improvement in overall survival.

On March 31, 2016, representatives of RBC Capital Markets (“RBC”), financial advisor to Parent, spoke with representatives of MTS by telephone. In response to RBC’s request, representatives of MTS indicated that Celator would consider engaging in discussions with Parent. The MTS representatives also mentioned that Celator was willing to have a research and development and commercial diligence call with Parent, but also noted that Celator was still analyzing data relating to the Phase 3 clinical trial results for VYXEOS.

On April 4, 2016, representatives of Parent contacted representatives of Celator regarding Phase 3 data for VYXEOS, and indicated that Parent was interested in re-engaging in discussions regarding a strategic transaction including Celator. Both parties agreed to set up an in-person meeting

On April 18, 2016, representatives of Parent and representatives of Celator met at an industry conference in New Orleans, Louisiana and discussed the draft agenda for an upcoming in-person meeting on April 26, 2016 covering medical, regulatory and commercial issues.

On April 26, 2016, representatives of Parent met in-person with representatives of Celator at the office of Duane Morris LLP, Celator’s legal advisor (“Duane Morris”), in Philadelphia, Pennsylvania. During the meeting, representatives of Celator discussed with Parent a range of topics, with a particular focus on commercial, clinical and regulatory matters, and representatives of Parent conducted due diligence.

On April 28, 2016, Mr. Cozadd held a call with Mr. Jackson and Mr. Dougherty, and Parent submitted a non-binding indication of interest to acquire Celator for $20 per share in cash. The indication of interest included a request for Celator to respond by May 3, 2016. Parent indicated its desire to move quickly on a potential transaction. Later that day, representatives of RBC spoke with representatives of MTS. MTS indicated that the transaction committee of the Celator Board would be meeting later that day and Parent would be provided with additional information regarding Celator’s planned process thereafter.

On May 3, 2016, representatives of Parent held a call with representatives of MTS. MTS indicated that the Celator Board met earlier in the week, and was prepared to explore a transaction but would be running a competitive process. Later that day, MTS sent a process letter to Parent, indicating that a bid with a full markup of a merger agreement was due by May 20, 2016.

On May 11, 2016, MTS e-mailed a draft merger agreement to representatives of Parent.

On May 20, 2016, Parent submitted a written proposal to Mr. Dougherty and Mr. Jackson to acquire Celator for $20 per share in cash and a markup of the draft merger agreement. Parent also submitted a draft tender and support agreement.

On May 22, 2016, the Celator Board met to discuss the offers received as part of the May 20, 2016 bid deadline and select parties to move forward in the sale process. Later that day, a representative of MTS communicated to a representative of Parent that Parent would be invited to submit a further proposal by May 25, 2016. Later that day, MTS sent a process letter to Parent indicating when the new bid should be submitted. The same day, Celator’s outside counsel Kirkland & Ellis LLP (“K&E”) circulated a revised draft of the merger agreement that was primarily based on the most favorable markup of such agreement received on May 20, 2016.

On May 24, 2016, MTS e-mailed draft tender and support agreement to representatives of Parent.

On May 25, 2016, Parent submitted a written proposal to acquire Celator for $23 per share in cash and included a revised markup of the merger agreement.

On May 26, 2016, MTS indicated to Parent that its bid was meaningfully below others and that a number of the provisions in the draft merger agreement markup submitted by Parent were not competitive or acceptable to the Celator Board, but that Parent was invited to submit a final bid and strongly encouraged to keep the number of changes to the draft merger agreement to a minimum. Later that day, MTS sent Parent a process letter indicating that a final bid was due on May 27, 2016.

Later that day, Parent’s outside counsel, Cooley LLP (“Cooley”), had a discussion with K&E about issues in the draft merger agreement, including deal protections, and the Celator Board’s guidance on certain proposed changes to the merger agreement that were not acceptable to the Celator Board.

Later that day, Celator posted a draft of its disclosure letter to the merger agreement in the electronic data room.

On May 27, 2016, Parent submitted a bid to acquire Celator for $30.25 per share in cash with revised drafts of the merger agreement and the tender and support agreement, both of which were substantially similar to the prior drafts provided by Celator to Parent.

On May 27, 2016, representatives of MTS called representatives of Parent to indicate that Parent had been selected as the winning bidder and indicated that it was Celator’s goal to execute a definitive agreement as expeditiously as possible. Throughout the day, Cooley and K&E engaged in discussions to finalize the merger agreement and Celator’s disclosure letter. Representatives of Parent and Celator, including executive officers of Celator, Cooley, K&E, Morrison & Foerster LLP, intellectual property counsel to Celator, and Duane Morris held a call to answer Parent’s remaining confirmatory due diligence questions and questions on Celator’s disclosure letter.

Later that day, Celator informed Parent that the Celator Board had unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) resolved that the

Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

On the night of May 27, 2016, the Merger Agreement was executed and delivered on behalf of each of Celator, Parent and Purchaser. Celator also delivered to Parent tender and support agreements executed by the Supporting Stockholders.

On May 31, 2016, prior to the opening of trading on NASDAQ, Parent and Celator issued a joint press release announcing the execution of the Merger Agreement.

11.	The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 – “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The foregoing description of the Merger Agreement, has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Celator to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Celator at the time they were made and who should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Celator in its public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Celator’s public disclosures.

The Offer

The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable, but in any event within ten business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the satisfaction or waiver by Purchaser of the offer conditions that are described in Section 15 – “Conditions of the Offer,” each Celator stockholder who validly tenders Shares in the Offer will receive $30.25 for each Share validly tendered and not properly withdrawn prior to the Expiration Time, without interest (less any required withholding taxes). The initial Expiration Time will be the time that is one minute following 11:59 p.m., New York City time, on July 11, 2016. Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that without the consent of Celator, Purchaser will not, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares in their capacity as such,

(v) change the form or terms of consideration payable in the Offer, or (vi) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares in their capacity as such.

Extensions of the Offer

The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, extend the Offer (i) for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied) and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or NASDAQ applicable to the Offer; provided that Purchaser will not be required to extend the Offer beyond the Outside Date. In addition, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser is required to extend the Offer at the request of Celator for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Celator); provided that Purchaser shall not be required to extend the Offer beyond the Outside Date. Notwithstanding anything to the contrary in the Merger Agreement, if, as of the scheduled Expiration Time, all of the Offer Conditions are satisfied or waived, but there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Celator’s stockholders, Purchaser may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

The Merger

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Celator and Parent shall consummate the Merger, whereby Purchaser will merge with and into Celator. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Celator will continue its corporate existence under the DGCL as the Surviving Corporation in the Merger. The Merger will be governed and effected by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer without a vote of the stockholders of Celator, in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the conditions set forth in Merger Agreement.

Directors and Officers

The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that: (i) the certificate of incorporation of the Surviving Corporation will be the Certificate of Incorporation of Celator, as amended and restated in its entirety to be in the form attached to the Merger Agreement as Exhibit B, and, as so amended and restated, such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable law and (ii) the bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable law, except that references to the name of Purchaser will be replaced by the name of the Surviving Corporation.

Merger Consideration

As a result of the Merger, each issued and outstanding Share (other than Shares (i) owned by Celator, Parent or Purchaser or (ii) held by any person who is entitled to demand and properly demands appraisal for such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be converted into the right to receive the Offer Price, in cash and without interest (the “Merger Consideration”). As of the Effective Time, all such Shares will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the Merger Agreement.

Payment for Shares

Parent has engaged American Stock Transfer & Trust Company to act as paying agent (the “Paying Agent”) in connection with the Merger and Parent will, or will cause the Surviving Corporation to, deposit with the Paying Agent, immediately after the Effective Time, cash necessary to pay for the Shares converted into the right to receive cash pursuant to the Merger Agreement (such cash being hereinafter referred to as the “Payment Fund”). As promptly as reasonably practicable after the Effective Time (but in no event later than three business days after the Effective Time), the Surviving Corporation or Parent will cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) which were converted into the right to receive the Merger Consideration pursuant to the terms of the Merger Agreement (i) a letter of transmittal (which will specify that delivery will be effected and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent, and will be in such form and have such other provisions as are customary and reasonably acceptable to Celator and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate will be entitled to receive in exchange therefor the amount of cash into which the Shares theretofore represented by such Certificate will have been converted pursuant to the terms of the Merger Agreement and the Certificate so surrendered will forthwith be canceled. Until surrendered as contemplated by the Merger Agreement, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate have been converted pursuant to the terms of the Merger Agreement. No interest will be paid or accrued on the cash payable upon the surrender or transfer of any Certificate.

Equity Awards

Immediately prior to the Effective Time, each Celator Option that is then outstanding and unexercised will be canceled and be converted into the right to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the product obtained by multiplying (i) the excess of (x) the Merger Consideration over (y) the exercise price per Share underlying such Celator Option by (ii) the number of Shares subject to such Celator Option immediately prior to the Effective Time (such amount, the “Celator Stock Option Cash Consideration”). Parent will cause the Surviving Corporation to pay the Celator Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than the later of (x) five business days after the Effective Time or (y) the first payroll date following the Effective Time), subject to applicable tax withholding.

Warrants

Celator Warrants will be treated in accordance with the terms of the applicable Celator Warrant Agreement. Prior to the Effective Time, Parent and Celator will deliver notice of the Transactions to the holders of Celator Warrants in accordance with the terms of the relevant Celator Warrant Agreement. At the Effective Time, Parent will assume each Company Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms without any action on the part of the holder thereof.

Representations and Warranties

In the Merger Agreement, Celator has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization, standing and power;

•	capital structure;

•	subsidiaries and equity interests;

•	authority, execution and delivery, and enforceability;

•	no conflicts, consents;

•	SEC filings, undisclosed liabilities;

•	information supplied;

•	absence of certain changes or events;

•	taxes;

•	labor relations;

•	employee benefits;

•	property;

•	contracts;

•	litigation;

•	compliance with laws;

•	regulatory matters;

•	environmental matters;

•	intellectual property;

•	insurance;

•	brokers and other advisors;

•	no rights agreements, anti-takeover provisions; and

•	opinion of financial advisor.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Celator, including representations relating to:

•	organization, standing and power;

•	Purchaser’s capital structure and activities;

•	authority, execution and delivery, and enforceability;

•	no conflicts, consents;

•	information supplied;

•	brokers;

•	litigation;

•	ownership of Shares;

•	certain business relationships; and

•	available funds.

The representations and warranties in the Merger Agreement will not survive the Effective Time.

Certain representations and warranties of Celator are qualified as to “Celator Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Celator Material Adverse Effect” means any change, event, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of Celator and its subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Offer, the Merger and the other Transactions, or the ability of Celator to perform its obligations under the Merger Agreement in any material respect; provided however, that for purpose of clause (i), none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Celator Material Adverse Effect – any change, event, effect or occurrence that results from or arises in connection with:

(A)	general conditions in the industries in which Celator and its subsidiaries operate;

(B)	general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world;

(C)	any change or prospective change in applicable law or generally accepted accounting principles in the United States (or interpretation or enforcement thereof);

(D)	geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, terrorism or any epidemics;

(E)	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises;

(F)	the failure, in and of itself, of Celator to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes or prospective changes in the market price or trading volume of Celator’s common stock or the credit rating of Celator (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Celator Material Adverse Effect if such facts are not otherwise excluded under the definition of Celator Material Adverse Effect);

(G)	the announcement, pendency and consummation of any of the Transactions, including any claim, suit, action, investigation or proceeding in respect of the Merger Agreement or any of the Transactions;

(H)	the compliance with the covenants contained in the Merger Agreement (other than Celator conducting its business in the ordinary course consistent with past practice) and any loss of or change in relationship with any customer, supplier, vendor, service provider, collaboration partner, or any other business partner, or departure of any employee or officer, of Celator or its subsidiaries;

(I)	any action taken by Celator or its subsidiaries at Parent’s written request or with Parent’s written consent or the failure to take any action by Celator or its subsidiaries if that action is prohibited by the Merger Agreement to the extent that Parent fails to give its consent after receipt of a written request;

(J)	any regulatory, clinical or manufacturing changes, events or developments or any other actions or inactions after the date of the Merger Agreement with respect to VYXEOS or with respect to any product of any competitor of Celator (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); and

(K)	the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates,

except (i) in the case of clause (A), (B), (C), (D) or (E), to the extent that Celator and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the industries in which Celator and its subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Celator Material Adverse Effect) and (ii) in the case of regulatory, clinical or manufacturing changes described above in (J), to the extent such changes, event or development, action or inaction results from fraud by Celator or its subsidiaries (in which case such change, event or development, action or inaction, to the extent resulting from fraud by Celator or its subsidiaries, may be taken into account in determining whether there has been a Celator Material Adverse Effect).

Certain representations and warranties of Parent and Purchaser are qualified as to “Parent Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (i) the consummation of the Offer, the Merger and the other Transactions or (ii) the ability of Parent to perform its obligations under the Merger Agreement in any material respect.

Operating Covenants

The Merger Agreement provides that, except for matters set forth in the Celator disclosure letter or otherwise expressly permitted or required by the Merger Agreement or required by applicable law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Celator will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) keep available the services of its present executive officers and employees, and (iii) preserve its present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it.

In addition, except for matters set forth in the Celator disclosure letter or otherwise expressly permitted or required by the Merger Agreement or required by applicable law, from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Celator will not, and will not permit any of its subsidiaries, to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(A)	enter into any new line of business;

(B)	(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, other than dividends and distributions of cash by a direct or indirect wholly-owned subsidiary of Celator to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock of Celator or any of its subsidiaries or options, warrants, convertible or exchangeable securities, stock-based incentive units or other rights to acquire any such shares of capital stock, except (a) for acquisitions of shares of Celator common stock in connection with the surrender of shares of Celator common stock by holders of Celator Options in order to pay the exercise price of Celator Options, (b) for the withholding of shares of Celator common stock to satisfy tax obligations with respect to awards granted pursuant to Celator stock plans, (c) for the acquisition by Celator of Celator Options in connection with the forfeiture of such awards, in each case in accordance with their terms and (d) pursuant to the exercise of Celator Warrants;

(C)

issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock based incentive units, equity-based compensation, other rights to acquire such shares, bonds, debentures, notes or other indebtedness of

Celator having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Celator common stock may vote, or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Celator common stock, other than issuances of Celator common stock upon the exercise of Celator Warrants or stock options, in each case, outstanding on the date of the Merger Agreement and in accordance with their terms;

(D)	amend its certificate of incorporation, bylaws or other comparable organizational documents;

(E)	acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person (other than Celator or any of its subsidiaries), if the aggregate amount of consideration paid or transferred by Celator and its subsidiaries would exceed $250,000;

(F)	except in the ordinary course of business consistent with past practice, as required pursuant to the terms of any benefit plan or benefit agreement or other written contract to which Celator or any of its subsidiaries is a party, in each case, in effect on the date of the Merger Agreement, or as required by applicable law (i) adopt, enter into, establish, terminate, materially amend or modify any collective bargaining agreement, benefit plan or benefit agreement (or any plan, program, arrangement, practice or agreement that would be a benefit plan or benefit agreement if it were in existence on the date hereof), (ii) grant to any director, executive officer or employee of Celator or any of its subsidiaries any increase in compensation, (iii) grant or pay to any director, executive officer or employee of Celator or any of its subsidiaries any severance or termination pay or any increase in severance or termination pay, (iv) enter into any employment, consulting, severance or termination agreement with any director, executive officer or employee of Celator or any of its subsidiaries, (v) take any action to accelerate any rights or benefits under any benefit plan or benefit agreement or (vi) hire or terminate (other than for cause) any executive officer or employee with annual base compensation equal to or greater than $250,000; provided that the foregoing clauses shall not restrict Celator or any of its subsidiaries from entering into or making available to newly hired employees or to employees (in each case, who have total annual base compensation of less than $250,000), in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, employment, benefits and compensation arrangements (excluding equity-based incentive grants);

(G)	make any contribution to Celator’s or any of its subsidiaries’ 401(k) plan or other defined contribution plans other than as required under the terms of such plans as in effect on the date of the Merger Agreement or in the ordinary course of business consistent with past practice;

(H)	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Celator or materially revalue any of its assets, except as may be required by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or by law, including Regulation SX promulgated under the Securities Act of 1933, as amended;

(I)	sell, lease (as lessor), license or otherwise dispose of (including through any spin-off), or pledge, encumber or otherwise subject to any liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (other than a permitted lien as allowed in Section 3.12 of the Merger Agreement), any properties or assets (other than intellectual property) that are material, individually or in the aggregate, to Celator and its subsidiaries, taken as a whole, except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business or (ii) pursuant to contracts to which Celator or any of its subsidiaries is a party and that were made available to Parent and in effect prior to the date of the Merger Agreement;

(J)	sell, assign, license or otherwise transfer or dispose of any Celator intellectual property owned by Celator or any of its subsidiaries, except (i) for licenses (including sublicenses) to intellectual property granted in the ordinary course of business, (ii) pursuant to obligations in contracts to which Celator or any of its subsidiaries is a party and that were made available to Parent and in effect prior to the date of the Merger Agreement, or (iii) abandonment of any issued patents and pending patent applications, trademark registrations and applications for registration of trademarks, internet domain names, and copyright registrations owned by Celator or any of its subsidiaries at the end of the applicable statutory term or upon any final rejection during prosecution, and, with respect to any such pending applications that is not material to Celator or its subsidiaries, any abandonment in the ordinary course of business;

(K)	(i) incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Celator or its subsidiaries, guarantee any debt securities of another person, enter into any keep well or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (a) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (b) short-term borrowings incurred in the ordinary course of business not in excess of $250,000 in aggregate principal amount outstanding at any one time, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in (a) Celator or any of its subsidiaries or (b) any acquisition not in violation of clause (E) above;

(L)	other than in accordance with Celator’s capital expenditure budget made available to Parent, make or agree to make any capital expenditure or expenditures in excess of $250,000 individually or $500,000 in the aggregate for such expenditures;

(M)	commence any claim, suit, action, investigation or proceeding, except with respect to: (i) routine matters in the ordinary course of business; (ii) in such cases where Celator reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that Celator consults with Parent and considers the views and comments of Parent with respect to such claims prior to commencement thereof); or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

(N)	pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to any claim, suit, action, investigation or proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $100,000 per payment, discharge, settlement, compromise or satisfaction or $250,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated thereby;

(O)	except as required by law, (i) make any change to any accounting method or accounting period used for tax purposes (or request such a change), (ii) except as is in the ordinary course of business consistent with past practice, make or change any material tax election, (iii) file an amended tax return that could materially increase the taxes payable by Celator or any of its subsidiaries, (iv) enter into a closing agreement with any taxing authority regarding any material tax, (v) settle, compromise or consent to any tax claim or assessment with respect to material taxes or surrender a right to any material tax refund or (vi) waive or extend the statute of limitations with respect to any material tax matter other than pursuant to extensions of time to file a tax return obtained in the ordinary course of business;

(P)	except as is in the ordinary course of business, enter into, or modify or amend in a manner that is materially adverse to Celator, any specified contract as listed in Section 3.13(a) of the Merger Agreement or any contract that, if existing on the date of the Merger Agreement, would have been a specified contract as listed in Section 3.13(a) of the Merger Agreement; or

(Q)	authorize, commit or agree to take any of the foregoing actions.

No Frustration of Conditions

Celator and Parent will not, and will not permit any of their respective subsidiaries to, take any action (except as otherwise expressly permitted by the Merger Agreement) that would, or would reasonably be expected to, result in any Offer condition or any condition to the Merger not being satisfied.

No Solicitation

The Merger Agreement provides that Celator, its subsidiaries, and their respective directors and officers will not, and Celator will direct its and its subsidiaries’ other representatives not to, (a) directly or indirectly solicit, initiate or knowingly encourage the submission of any Company Takeover Proposal (as defined below), (b) enter into any agreement or understanding with respect to any Company Takeover Proposal or (c) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal. Celator will, and will cause its representatives to, immediately (i) cease all discussions and negotiations regarding any inquiry, proposal or offer pending on the date of the Merger Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. Notwithstanding anything to the contrary contained in the foregoing or any other provision of the Merger Agreement, prior to the Offer Closing Date, in response to a Company Takeover Proposal that did not result from a material breach of its above referenced obligations and that the Celator Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), Celator may (A) furnish information with respect to Celator to the person making such Qualifying Company Takeover Proposal and its representatives pursuant to an Acceptable Confidentiality Agreement so long as Celator also concurrently provides Parent, in accordance with the terms of the Confidential Disclosure Agreement by and between Parent and Celator, dated December 22, 2014 (the “Confidentiality Agreement”), any material non-public information with respect to Celator and/or any of its subsidiaries furnished to such other person which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such person and its representatives regarding such Qualifying Company Takeover Proposal including soliciting the making of a revised Qualifying Company Takeover Proposal; provided that Celator may only take the actions described in clauses (A) or (B) above, if the Celator Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law.

Neither the Celator Board nor any committee thereof shall (A) withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw or modify in a manner adverse to Parent or Purchaser, the Celator Board Recommendation, or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action or (C) fail to include the Celator Board Recommendation in the Schedule 14D-9 (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement providing for any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this section), or resolve, agree or publicly propose to take any such action. Notwithstanding anything to contrary in the foregoing or any other provision of the Merger Agreement, (x) the Celator Board may, in response to an Intervening Event, take or fail to take any of the actions specified in clause (A) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Celator Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law and (y) if the Celator Board receives a Superior Company Proposal, Celator may terminate the Merger Agreement pursuant to the terms of the Merger Agreement; provided that, prior to so making an Intervening Event Adverse Recommendation Change or so terminating the Merger Agreement, (1) the

Celator Board will have given Parent at least four calendar days’ prior written notice of its intention to take such action and a description of the reasons for taking such action (which notice, in respect of a Superior Company Proposal, will specify the identity of the person who made such Superior Company Proposal and all of the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement), (2) Celator will have negotiated, and will have caused its representatives to negotiate in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Celator Board will have considered in good faith any revisions to the Merger Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by Celator, and will have determined in good faith, after consultation with outside counsel, that failure to effect such Intervening Event Adverse Recommendation Change or to terminate the Merger Agreement to accept a Superior Company Proposal would be inconsistent with its fiduciary duties under applicable law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial or other material terms (including the form, amount and timing of payment of consideration) of such Superior Company Proposal, Celator will, in each case, deliver to Parent an additional notice consistent with that described in clause (1) of this proviso and a renewed notice period under clause (1) of this proviso will commence (except that the four-calendar-day notice period referred to in clause (1) of this proviso will instead be equal to three calendar days) during which time Celator will be required to comply with the requirements of this section anew with respect to such additional notice, including clauses (1) through (4) of this proviso.

Nothing in the Merger Agreement will prohibit Celator from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop-look-and-listen” communication to the stockholders of Celator, or (ii) making any disclosure to its stockholders if the Celator Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law; provided that this will not be deemed to affect whether any such action (other than a recommendation against a Company Takeover Proposal or a “stop-look-and-listen” communication by the Celator Board pursuant to Rule 14d-9 promulgated under the Exchange Act) would otherwise constitute an Adverse Recommendation Change.

In addition to the requirements set forth above, Celator will, as promptly as practicable and in any event within one business day after receipt thereof, advise Parent orally and in writing of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that Celator reasonably believes could lead to or contemplates a Company Takeover Proposal and (ii) the terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including any subsequent amendments or modifications thereto) and the identity of the person making any such Company Takeover Proposal or inquiry, proposal or offer. Commencing upon the provision of any notice referred to above, Celator and its representatives will keep Parent informed on a reasonably prompt basis as to the status and details of any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent amendments or modifications thereto). Celator agrees that in the event any subsidiary, or any representative of Celator or its subsidiaries, takes any action which, if taken by Celator would constitute a breach of this section, Celator will be deemed to be in breach.

For purposes of this section:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to Celator than those contained in the Confidentiality Agreement and that does not preclude sharing of information required to be shared with Parent pursuant to the Merger Agreement.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Celator Board) of the assets (including capital stock of the subsidiaries of Celator) of Celator and subsidiaries of Celator, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of Celator or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Celator that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Celator or of the surviving entity or the resulting direct or indirect parent of Celator or such surviving entity, other than, in each case, the Transactions.

“Intervening Event” means a material event, change, effect, development, condition or occurrence that affects or would be reasonably likely to affect the business, financial condition or continuing results of operations of the Celator and its subsidiaries, taken as a whole that (1) is not known by the Celator Board as of the date of the Merger Agreement or that, to the knowledge of the Celator Board, was not reasonably foreseeable as of the date of the Merger Agreement and (2) does not relate to a Company Takeover Proposal; provided that in no event will the following constitute, or be taken into account in determining the existence of an Intervening Event: (x) the fact that Celator meets or exceeds any internal or published forecasts or projections for any period, or any changes after the date of the Merger Agreement in the market price or trading volume of Celator common stock, (y) the reasonably foreseeable consequences of the announcement of the Merger Agreement or (z) any event, fact or circumstance relating to or involving the Parent.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the date of the Merger Agreement that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of Celator or of the surviving entity or the resulting direct or indirect parent of Celator or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined by the Celator Board) of the assets (including capital stock of the subsidiaries of Celator) of Celator and its subsidiaries, taken as a whole, on terms which the Celator Board determines, in good faith, after consultation with outside counsel and a financial advisor, are, if consummated, more favorable from a financial point of view to the stockholders of Celator than the Transactions, taking into account all financial, legal, financing, regulatory and other aspects of such Company Takeover Proposal and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent and any fees to be paid by Celator for terminating the Merger Agreement).

Reasonable Best Efforts

Pursuant to the Merger Agreement, each of the parties will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Offer, the Merger and the other Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a proceeding by any governmental entity with respect to the Merger Agreement and the Transactions and (ii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement.

Parent and Celator will, in consultation and cooperation with the other, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other Transactions as promptly as reasonably practicable (but in no event later than ten business days after the date of the Merger Agreement). Any such filings will be in substantial compliance with the requirements of the HSR Act or the applicable foreign antitrust laws, as the case may be. Each of Parent and Celator will, among other things and to the extent permitted under applicable law, (i) furnish to the other party as promptly as reasonably practicable such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any foreign antitrust law,

(ii) give the other party reasonable prior notice of any such filings or submissions and promptly notify the other party of any material communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other governmental entity regarding the Offer, the Merger or any of the other Transactions and (iii) respond to any inquiry or request from the FTC, the DOJ or any other governmental entity as promptly as reasonably practicable. The parties agree not to extend, directly or indirectly, any waiting period under the HSR Act or any foreign antitrust law or enter into any agreement with a governmental entity to delay or not to consummate the Offer, the Merger or any of the other Transactions, except with the prior written consent of the other party not to be unreasonably withheld, delayed or conditioned.

Indemnification

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Celator, its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in Celator’s (or Celator’s subsidiaries’) organizational documents or any indemnification agreement between such Indemnified Party and Celator or any of its subsidiaries that is in effect as of the date of the Merger Agreement and that has been made available to Parent (i) will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) will survive the Merger, (iii) will continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Parent will ensure that the Surviving Corporation complies with and honors the foregoing obligations.

Without limiting the above or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer, in the event of any threatened or actual proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director or officer (including as a fiduciary with respect to an employee benefit plan) of Celator, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual proceeding.

At or prior to the Effective Time, Celator may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Celator’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by Celator for covered for its current fiscal year under the Existing D&O Policies.

Parent will pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this section.

Employee Matters

From and after the Offer Closing Date and for a period of 18 months following the Effective Time, Parent has agreed that it will provide or cause the Surviving Corporation to provide to individuals who are employed by Celator or any subsidiary of Celator immediately prior to the Effective Time and who continues employment with Parent, the Surviving Corporation or any subsidiary of Celator certain salary and plan benefits.

Unless otherwise requested by Parent in writing at least five days prior to the Effective Time, contingent upon the closing of the Merger, Celator will take all necessary actions to terminate any Celator benefit plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, with such termination effective as of the date immediately preceding the date of the closing of the Merger.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, securityholder litigation and stock exchange delisting.

Conditions to the Offer

See Section 15 – “Conditions of the Offer.”

Conditions to the Merger

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect; provided that the party seeking to assert this condition shall have complied in all material respects with its reasonable best efforts obligations under the Merger Agreement as described above in respect of any such Legal Restraint; and

•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted or caused to be accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated at any time prior to the Offer Closing Date:

•	By mutual written consent of Parent, Purchaser and Celator;

•	By either Parent or Celator if:

•	if the Offer Closing Date has not occurred on or before the Outside Date; provided that the right to terminate the Merger Agreement pursuant to this clause will not be available to any party if the failure to consummate the Offer is primarily due to a material breach of the Merger Agreement by such party; or

•	if any Legal Restraint permanently preventing or prohibiting the Offer or the Merger is in effect and has become final and non-appealable; provided that the party seeking to terminate pursuant to this clause will have complied in all material respects with its obligations under the Merger Agreement in respect of any such Legal Restraint;

•	by Parent, if Celator breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions set forth in clauses (c)(ii) or (c)(iv) of Section 15 – “Conditions of the Offer” and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Celator of such breach and (y) the Outside Date (provided that Parent and Purchaser are not then in material breach of any representation, warranty or covenant contained in the Merger Agreement);

•	by Parent, prior to the Offer Closing Date, if: (i) an Adverse Recommendation Change has occurred; (ii) the Celator Board has failed to publicly reaffirm its recommendation of the Merger Agreement within 10 business days after Parent so requests in writing, or, if earlier, two business days prior to the expiration date of the Offer, provided that, unless a Company Takeover Proposal has been publicly disclosed, Parent may only make such request once every 30 days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Celator Board fails to recommend, in a Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer, or, if earlier, two business days prior to the expiration date of the Offer;

•	by Celator, if Purchaser has terminated the Offer prior to its expiration date (as such expiration date may be extended and re-extended), other than in accordance with the Merger Agreement;

•	by Celator, if Parent or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser of such breach and (y) the Outside Date (provided that Celator is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

•	by Celator in connection with a Superior Company Proposal as described in Section 11 – “The Transaction Documents – The Merger Agreement – No Solicitation.”

Effect of Termination

In the event of termination of the Merger Agreement by either Celator or Parent as provided above, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent or Purchaser, on the one hand, or Celator, on the other hand (except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement), other than Section 1.02(c) (Company Actions), Section 3.20 (Brokers and Other Advisors), Section 4.06 (Brokers), the last sentence of Section 6.01 (Access to Information; Confidentiality), Section 6.05 (Fees and Expenses), Section 8.02 (Effect of Termination) and Article IX (General Provisions) of the Merger Agreement, which provisions will survive such termination.

Termination Fees

Celator will pay to Parent a fee of $45,800,000 (the “Company Termination Fee”) if:

•	Celator terminates the Merger Agreement in connection with a Superior Company Proposal as described in Section 11 – “The Transaction Documents – The Merger Agreement – No Solicitation;”

•	Parent terminates the Merger Agreement in connection with an Adverse Recommendation Change as described in Section 11 – “The Transaction Documents – The Merger Agreement – Termination;” or

•

(A) after the date of the Merger Agreement, a Company Takeover Proposal is publicly proposed or announced or made known to the Celator Board and such Company Takeover Proposal is not withdrawn prior to the final expiration date of the Offer, (B) thereafter the Merger Agreement is terminated by either Parent or Celator in connection with the Offer Closing Date not occurring by the Outside Date or by Parent in connection with a breach by Celator of its representations, warranties or covenants (each described in Section 11 – “The Transaction Documents – The Merger Agreement – Termination”) and (C) within twelve months after such termination Celator enters into a definitive agreement to consummate, or consummates, a Company Takeover Proposal. For purposes of this paragraph, the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 11 – “The Transaction Documents – The Merger Agreement – No Solicitation” except that all references to 20% shall be deemed references to 50%.

Any fee due will be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of the first bullet point above, prior to or simultaneously with such termination of the Merger Agreement, (2) in the case of the second bullet point above, within two business days after the date of such termination of the Merger Agreement and (3) in the case of the third bullet point above, within two business days of the consummation of such Company Takeover Proposal.

Acceptance by Parent of the fee due under the first bullet point above will constitute acceptance by Parent of the validity of any termination of the Merger Agreement in connection with a Superior Company Proposal as described in Section 11 – “The Transaction Documents – The Merger Agreement – No Solicitation.” In the event the Company Termination Fee is paid to Parent, such Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Purchaser against Celator and its subsidiaries and their respective current, former or future representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee, none of Celator or its subsidiaries or any of their respective current, former or future representatives shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Fees and Expenses

Except as provided in Section 11 – “The Transaction Documents – The Merger Agreement – Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transaction will be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other Transactions are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender and Support Agreement

The following summary description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, a form of which has filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 – “Certain Information Concerning Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreement with the Supporting Stockholders. As of May 27, 2016, the Supporting Stockholders owned an aggregate of approximately 18.4% of the outstanding Shares.

Pursuant to the Tender and Support Agreement, each Supporting Stockholder agreed to validly tender or cause to be tendered in the Offer all of such Supporting Stockholder’s Shares pursuant to and in accordance with the terms of the Offer, free and clear of all encumbrances (other than any permitted encumbrances).

Under the terms of the Tender and Support Agreement, each Supporting Stockholder (i) waived and agreed not to exercise any appraisal rights in respect of such Supporting Stockholder’s Shares that may arise with respect to the Merger and (ii) agreed not to commence or join in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, Celator or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender and Support Agreement or (y) alleging breach of any fiduciary duty in connection with the negotiation and entry into the Merger Agreement.

Additionally, under the terms of the Tender and Support Agreement, each Supporting Stockholder irrevocably and unconditionally agreed that, during the time the Tender and Support Agreement is in effect, at any annual or special meeting of the stockholders of Celator, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Celator, such Supporting Stockholder will, in each case to the fullest extent that such Supporting Stockholder’s Shares are entitled to vote thereon: (a) cause all such Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares (i) against any change in the Celator Board, (ii) against any Company Takeover Proposal and (iii) against any other action that is intended or would reasonably be expected to impede or interfere with the Offer, the Merger or other Transactions.

The Tender and Support Agreement will terminate automatically, without any notice or other action, upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Supporting Stockholder pursuant to the Merger Agreement as in effect on May 27, 2016, and (iv) the mutual written consent of all of the parties hereto.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO, which you may examine and copy as set forth in Section 8 – “Certain Information Concerning Purchaser and Parent” above.

On December 22, 2014, Parent and Celator entered into the Confidentiality Agreement, pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The Confidentiality Agreement does not contain a standstill provision.

12.	Purpose of the Offer and Plans for Celator

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Celator while allowing Celator’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Parent, we and Celator have agreed to take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the Offer Closing Date without a meeting of the stockholders of Celator in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Celator and will no longer participate in the future growth of Celator. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Celator and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Celator

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Celator or any of its subsidiaries, any material changes in Celator’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review Celator and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Celator with those of other business units of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger.

13.	Certain Other Effects

Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Celator will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders may be paid earlier.

NASDAQ Listing

If the Shares remain listed on NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Celator to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) Celator is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the

Exchange Act, assuming there are no other securities of Celator subject to registration, would substantially reduce the information required to be furnished by Celator to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Celator. Furthermore, “affiliates” of Celator and persons holding “restricted securities” of Celator may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Celator to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 – “The Transaction Documents – The Merger Agreement – Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Celator, without the prior consent of Parent will not declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock.

15.	Conditions of the Offer

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 – “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Celator, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Celator, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if:

(a) there shall not have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL) that, when added to the Shares then owned by Parent or Purchaser, would represent one share more than 50% of the then outstanding Shares, including any Shares issuable to holders of Celator Warrants that are deemed exercised in accordance with their terms immediately prior to such time;

(b) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated; and

(c) notwithstanding any other term of the Offer or the Merger Agreement, any of the following conditions exists:

(i) there shall be any Legal Restraints in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its reasonable effort and notification obligations pursuant to the Merger Agreement in respect of any such Legal Restraint;

(ii) (A) any representation and warranty of Celator set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.02(a)-(d) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability), 3.08(a) (Absence of Certain Changes or Events) and 3.20 (Brokers and Other Advisors) of the Merger Agreement) shall not be true and correct at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect,

(B) any representation and warranty of Celator set forth in Sections 3.02(a)-(d) (Capital Structure) or 3.20 (Brokers and Other Advisors) of the Merger Agreement shall not be true and correct in all respects at such time, except where the failure to be true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to Celator, Parent and/or their affiliates, individually or in the aggregate with all other such representations and warranties that is more than $10,000,000,

(C) any representation and warranty of Celator set forth in Section 3.04 (Authority; Execution and Delivery; Enforceability) of the Merger Agreement shall not be true and correct in all material respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), and

(D) any representation and warranty of Celator set forth in Section 3.08(a) (Absence of Certain Changes or Events: No Celator Material Adverse Effect) of the Merger Agreement shall not be true and correct in all respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date);

(iii) Celator shall have failed to comply with or perform in all material respects all of Celator’s covenants, agreements and obligations to be performed by it as of such time under the Merger Agreement;

(iv) Parent shall not have received a certificate executed by Celator’s Chief Executive Officer or Chief Financial Officer confirming on behalf of Celator that the conditions set forth in clauses “(ii)” and “(iii)” above have been duly satisfied; or

(v) the Merger Agreement shall have been validly terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the then scheduled Expiration Date in the sole discretion of Purchaser or Parent (other than the Minimum Tender Condition, which may be waived by Purchaser and Parent only with the prior written consent of Celator). The failure by Purchaser or Parent or any other affiliates of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Celator with the SEC and other publicly available information concerning Celator and information supplied by Celator, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Celator and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Celator’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 – “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Celator filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 9, 2016 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Celator or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the transaction will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.

Delaware Law

As a Delaware corporation, Celator is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Celator Board has approved the Merger Agreement and the Transactions, and therefore the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Celator, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Celator or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 – “Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Celator a written demand for appraisal of Shares held, which demand must reasonably inform Celator of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Celator will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Celator. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Celator will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Celator in accordance with Section 251(h) the DGCL. If, as of the scheduled expiration date, all of the other conditions to the Merger are satisfied or waived, but there have not been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Celator’s stockholders, Purchaser may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

17.	Fees and Expenses

We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by Celator pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Celator Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Celator may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 or may be accessed electronically on the SEC’s website at www.sec.gov. and are available from the Information Agent at the address and telephone number set forth on the back cover of the Offer to Purchase.

Plex Merger Sub, Inc.

June 10, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is 3180 Porter Drive, Palo Alto, CA 94304. Directors are identified by an asterisk.

In this Schedule I, unless otherwise indicated or the context otherwise requires, all references to “Jazz Pharmaceuticals,” “the company,” “we,” “us” and “our” refer to Parent and its consolidated subsidiaries, except when the context makes clear that the time period being referenced is prior to January 18, 2012, in which case such terms are references to Jazz Pharmaceuticals, Inc. and its consolidated subsidiaries. On January 18, 2012, the businesses of Jazz Pharmaceuticals, Inc. and Azur Pharma Public Limited Company (“Azur Pharma”) were combined in a merger transaction (the “Azur Merger”) in connection with which Azur Pharma was re-named Jazz Pharmaceuticals plc and Parent became the parent company of and successor to Jazz Pharmaceuticals, Inc., with Jazz Pharmaceuticals, Inc. becoming Parent’s wholly-owned subsidiary.

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship
Peter Gray*	Peter Gray has served as a member of Parent’s board of directors since May 2013 and was appointed as chairperson of our audit committee in April 2014. Mr. Gray currently serves as Chairman of the board of directors of UDG Healthcare plc, an international provider of healthcare services, and as a business consultant to the pharmaceutical industry. In September 2011, Mr. Gray retired from his position as Chief Executive Officer of ICON plc, a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, which he held since November 2002. At ICON plc, Mr. Gray previously served as Group Chief Operating Officer from June 2001 to November 2002 and Chief Financial Officer from June 1997 to June 2001. Mr. Gray holds a degree in law from Trinity College Dublin and qualified as a chartered accountant in 1981. Based on his experience as Chief Executive Officer and Chief Financial Officer of ICON plc, Mr. Gray brings to our board of directors and audit committee over 20 years of experience in financial and operational management within the pharmaceutical industry.	Ireland

Kenneth W. O’Keefe*	Kenneth W. O’Keefe has served as a member of Parent’s board of directors since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2004 until the closing of the Azur Merger. Since November 2015, he has been Chief Executive Officer of Beecken Petty O’Keefe & Company, a private equity firm, which he co-founded. From January 2011 to November 2015, he was Managing Partner, and from 1997 to January 2011, he was Managing Director, of Beecken Petty O’Keefe & Company. He serves on the	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

boards of several privately held healthcare companies. He received a B.A. from Northwestern University and a M.B.A. from the University of Chicago.

Elmar Schnee*	Elmar Schnee has served as a member of Parent’s board of directors since August 2014 and previously served as a director of Gentium S.r.l. (now a subsidiary of Jazz Pharmaceuticals plc) from May 2012 until April 2014. Mr. Schnee has served as Chief Operating Officer of MindMaze SA, a neuro-technology company, since June 2016. From November 2013 to August 2015, Mr. Schnee served as a non-executive director of Cardiorentis Ltd., a biopharmaceutical company, where he served as Chairman and Chief Executive Officer from October 2011 until November 2013. From 2003 to 2011, Mr. Schnee held various positions at Merck KGaA, a global pharmaceutical and chemical group. He joined Merck KGaA in 2003 as Managing Director of Merck Santé S.A.S. In January 2004, Mr. Schnee assumed responsibility for global operations of the ethical pharmaceuticals division of Merck KGaA, and in November 2005, Mr. Schnee was appointed as Deputy Member of the Executive Board responsible for the pharmaceuticals business. In 2006, he was appointed as a member of the Executive Board and General Partner of Merck KGaA, with responsibility for global pharmaceutical activities, and served in this position until 2011. Prior to Merck KGaA, Mr. Schnee held senior positions in strategy, business development and marketing at UCB SA, Sanofi-Synthélabo SA, Migliara/Kaplan Associates, Inc. and Fisons Pharmaceutical PLC. In addition, Mr. Schnee serves on the board of directors of four privately held life sciences companies. Mr. Schnee holds both a bachelor’s degree in marketing and a master’s degree in marketing and general management from the Swiss Institute of Business Administration in Zurich.	Switzerland

Catherine A. Sohn, Pharm. D.*	Catherine A. Sohn, Pharm. D. has served as a member of Parent’s board of directors since July 2012. Dr. Sohn is the founder of Sohn Health Strategies, where since 2010 she has consulted for pharmaceutical, biotechnology, medical device and consumer healthcare companies in the areas of business strategy, business development and strategic product development. She joined the board of directors of Neuralstem, Inc., a biotechnology company, in January 2014 and has served as a director of Landec Corporation, a material sciences company, since November 2012. From 1982 to 2010, she was with GlaxoSmithKline plc, a pharmaceutical company (and with SmithKline Beecham plc before its merger with Glaxo Wellcome plc), where she served most recently as	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

Senior Vice President, Worldwide Business Development and Strategic Alliances in the GSK Consumer Healthcare division, and previously was Vice President, Worldwide Strategic Product Development in the pharmaceutical division. Before that, she held a series of positions in Medical Affairs, Pharmaceutical Business Development and U.S. Product Marketing, also in the pharmaceutical division. Dr. Sohn currently holds the positions of Adjunct Professor at the University of California, San Francisco and Dean’s Professor at the University of the Sciences in Philadelphia. She received a Pharm.D. from the University of California, San Francisco, School of Pharmacy. She also received a Certificate of Professional Development from the Wharton School at the University of Pennsylvania. Dr. Sohn was named Woman of the Year by the Healthcare Businesswomen’s Association (2003) and is a Certified Licensing Professional and a National Association of Corporate Directors (NACD) Board Leadership Fellow.

Paul L. Berns*	Paul L. Berns has served as a member of Parent’s board of directors since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2010 until the closing of the Azur Merger. In March 2014, Mr. Berns was appointed as the Chief Executive Officer and President of Anacor Pharmaceuticals, Inc., a biopharmaceutical company. He has served as a member of the board of directors of Anacor Pharmaceuticals, Inc. since 2012 and served as Chairman of its board of directors since 2013. From September 2012 to March 2014, he was a self-employed consultant to the pharmaceutical industry. From March 2006 to September 2012, he served as President and Chief Executive Officer, and as a member of the board of directors, of Allos Therapeutics, Inc., a pharmaceutical company acquired by Spectrum Pharmaceuticals, Inc. From July 2005 to March 2006, Mr. Berns was a self-employed consultant to the pharmaceutical industry. From June 2002 to July 2005, Mr. Berns was President, Chief Executive Officer and a director of Bone Care International, Inc., a specialty pharmaceutical company that was acquired by Genzyme Corporation in 2005. From 2001 to 2002, Mr. Berns served as Vice President and General Manager of the Immunology, Oncology and Pain Therapeutics business unit of Abbott Laboratories, a pharmaceutical company. From 2000 to 2001, he served as Vice President, Marketing of BASF Pharmaceuticals/Knoll, a pharmaceutical company, and from 1990 to 2000, Mr. Berns held various positions, including senior management roles, at Bristol-Myers Squibb Company, a pharmaceutical company. Mr. Berns has been a member	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

of the board of directors of Cellectar Biosciences, Inc. (formerly Novelos Therapeutics, Inc.) since November 2013, but will be stepping off the board in June 2016. He served as a director of XenoPort, Inc. from 2005 to May 2016. Mr. Berns received a B.S. in Economics from the University of Wisconsin.

Patrick G. Enright*	Patrick G. Enright has served as a member of Parent’s board of directors since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2009 until the closing of the Azur Merger. Since 2006, Mr. Enright has served as a Managing Director of Longitude Capital, a venture capital firm, of which he is a founder. From 2002 through 2006, Mr. Enright was a Managing Director of Pequot Ventures, a venture capital investment firm, where he co-led the life sciences investment practice. He currently serves on the boards of directors of Aimmune Therapeutics, Inc., a biopharmaceutical company, Corcept Therapeutics Incorporated, a pharmaceutical company, Esperion Therapeutics, Inc., a pharmaceutical company, and several privately held companies. Mr. Enright received a B.S. from Stanford University and an M.B.A. from the Wharton School at the University of Pennsylvania.	United States

Seamus Mulligan*	Seamus Mulligan has served as a member of Parent’s board of directors since the closing of the Azur Merger in January 2012 and was a founder and principal investor of Azur Pharma. Since 2014, Mr. Mulligan has served as Chairman and Chief Executive Officer of Adapt Pharma Ltd., a specialty pharmaceutical company, and since 2006, Mr. Mulligan has also served as Executive Chairman of Circ Pharma Limited and its subsidiaries, a pharmaceutical development stage group. Mr. Mulligan served as our Chief Business Officer, International Business Development from the closing of the Azur Merger until February 2013. Mr. Mulligan served as Azur Pharma’s Chairman and Chief Executive Officer and as a member of its board of directors from 2005 until the closing of the Azur Merger. From 1984 until 2004, he held various positions with Elan Corporation, plc, a pharmaceutical company, most recently as Executive Vice President, Business and Corporate Development, and prior to that position, held the roles of President of Elan Pharmaceutical Technologies, the drug delivery division of Elan Corporation, plc, Executive Vice President, Pharmaceutical Operations, Vice President, U.S. Operations and Vice President, Product Development. He served as a member of the board of directors of the U.S. National Pharmaceutical Council until 2004. Mr. Mulligan received a B.Sc. (Pharm) and M.Sc. from Trinity College Dublin.	Ireland

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

Norbert G. Riedel, Ph.D.*	Norbert G. Riedel, Ph.D. has served as a member of Parent’s board of directors since May 2013. Since September 2015, Dr. Riedel has served as Chief Executive Officer and President of Aptinyx, Inc., a biopharmaceutical company spun out of its predecessor company, Naurex, Inc., where Dr. Riedel served as Chief Executive Officer and President from January 2014 to September 2015. From 2001 to January 2013, he served as Corporate Vice President and Chief Scientific Officer of Baxter International Inc., a diversified healthcare company, where from 1998 to 2001, he also served as President and General Manager of the recombinant therapeutic proteins business unit and Vice President of Research and Development of the bioscience business unit. From 1996 to 1998, Dr. Riedel served as head of worldwide biotechnology and worldwide core research functions at Hoechst-Marion Roussel, now Sanofi, a global pharmaceutical company. Dr. Riedel serves on the board of directors of Ariad Pharmaceuticals, Inc., an oncology company, and the board of directors of the Illinois Biotechnology Industry Organization. Dr. Riedel is also a member of the Austrian Academy of Sciences. Dr. Riedel is an Adjunct Professor at Boston University School of Medicine and an Adjunct Professor of Medicine at Northwestern University’s Feinberg School of Medicine. Dr. Riedel holds a Diploma in biochemistry and a Ph.D. in biochemistry from the University of Frankfurt.	Germany

Bruce C. Cozadd, Chairman and Chief Executive Officer*	Bruce C. Cozadd has served as Parent’s Chairman and Chief Executive Officer since the closing of the Azur Merger in January 2012. He co-founded Jazz Pharmaceuticals, Inc. and has served (and continues to serve) as Chairman and Chief Executive Officer of Jazz Pharmaceuticals, Inc. since April 2009. From 2003 until 2009, he served as Jazz Pharmaceuticals, Inc.’s Executive Chairman and as a member of its board of directors. From 1991 until 2001, he held various positions with ALZA Corporation, a pharmaceutical company acquired by Johnson & Johnson, most recently as Executive Vice President and Chief Operating Officer, with responsibility for research and development, manufacturing and sales and marketing. Previously at ALZA Corporation he held the roles of Chief Financial Officer and Vice President, Corporate Planning and Analysis. He serves on the boards of Cerus Corporation, a biomedical products company, Threshold Pharmaceuticals, Inc., a clinical stage biopharmaceutical company, The Nueva School, a non-profit organization, and SFJAZZ, a non-profit organization. He received a B.S. from Yale University and an M.B.A. from the Stanford Graduate School of Business.	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

Heather Ann McSharry*	Heather Ann McSharry has served as a member of Parent’s board of directors since May 2013. Ms. McSharry currently serves as a non-executive director on the boards of directors of several public and private companies, including Greencore Group plc, an international manufacturer of convenience foods, and CRH plc, an international building materials group. From 2006 to 2009, Ms. McSharry was Managing Director Ireland of Reckitt Benckiser, a multinational health, home and hygiene consumer products company. From 1989 to 2006, she held various positions at Boots Healthcare, a leading global consumer healthcare company, most recently as Managing Director of Boots Healthcare Ireland Limited. From 2007 to 2011, Ms. McSharry served on the board of directors of the Bank of Ireland, where she was a member of its audit committee from 2009 to 2011. Ms. McSharry served on the board of the Industrial Development Agency in Ireland from 2010 to 2014, where she was Chair of the audit and finance committee. Ms. McSharry holds a Bachelor of Commerce and a Master of Business Studies degree from University College Dublin.	Ireland

Rick E Winningham*	Rick E Winningham has served as a member of Parent’s board of directors since the closing of the Azur Merger in January 2012 and was a director of Jazz Pharmaceuticals, Inc. from 2010 until the closing of the Azur Merger. In May 2014, Mr. Winningham was appointed as Lead Independent Director of our board of directors. Mr. Winningham has served as Chief Executive Officer and Chairman of the Board of Directors of Theravance Biopharma, Inc., a biopharmaceutical company, since its spin-off from Theravance, Inc. (now called Innoviva, Inc.) in June 2014. From October 2001 to August 2014, Mr. Winningham served as Chief Executive Officer of Theravance, Inc., where he also served as Chairman of the Board of Directors from April 2010 to October 2014. From 1997 to 2001, he served as President of Bristol-Myers Squibb Oncology/Immunology/Oncology Therapeutics Network and, from 2000 to 2001, as President of Global Marketing. He served as a member of the board of directors of the California Healthcare Institute, or CHI, from November 2011 to March 2015 and served as its Chairman from January 2014 until CHI merged with Bay Area Bioscience Association to become the California Life Sciences Association, or CLSA, in March 2015. Mr. Winningham was Chairman of CLSA from March 2015 until November 2015. Mr. Winningham is also a member of the board of directors of OncoMed Pharmaceuticals, Inc., a clinical stage biotechnology company. Mr. Winningham is a past	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

member of Biotechnology Industry Organization’s board of directors and served on the Health Section Governing Board Standing Committee on Reimbursement. Mr. Winningham holds an M.B.A. from Texas Christian University and a B.S. from Southern Illinois University.

Russell J. Cox, Executive Vice President and Chief Operating Officer	Russell J. Cox was appointed Parent’s Executive Vice President and Chief Operating Officer as of May 2014 and served as our Executive Vice President and Chief Commercial Officer from March 2012 until May 2014 and our Senior Vice President, Sales and Marketing from the closing of the Azur Merger in January 2012 until March 2012. Prior to the closing of the Azur Merger, he served in a variety of senior management roles since joining Jazz Pharmaceuticals, Inc. in 2010. From January 2009 to January 2010, he was Senior Vice President and Chief Commercial Officer of Ipsen Group, a pharmaceutical company, and from 2007 until December 2008, he was Vice President of Marketing at Tercica, Inc. (acquired by Ipsen Group), a biotechnology company. From 2003 to 2007, he was with Scios Inc. (acquired by Johnson & Johnson in 2003), where he also held the role of Vice President, Marketing. Prior to 2003, Mr. Cox was with Genentech, Inc. for 12 years, where he was a Product Team Leader responsible for the Growth Hormone franchise and led numerous product launches as a Group Product Manager. In 2015, Mr. Cox joined the board of directors of Aeglea BioTherapeutics, Inc., a biotechnology company. Mr. Cox received a B.S. in Biomedical Science from Texas A&M University.	United States

Suzanne Sawochka Hooper, Executive Vice President and General Counsel	Suzanne Sawochka Hooper was appointed Parent’s Executive Vice President and General Counsel as of March 2012. From 1999 through early 2012, she was a partner in the law firm Cooley LLP. Ms. Hooper served for several years as a member of Cooley’s Management Committee and as Vice Chair of the firm’s Business Department. While at Cooley, Ms. Hooper practiced corporate and securities law, primarily with companies and investors in the life sciences industry. Ms. Hooper received a J.D. from the University of California, Berkeley, Boalt Hall School of Law and a B.A. in Political Science from the University of California, Santa Barbara. Ms. Hooper is a member of the State Bar of California.	United States

Matthew P. Young, Executive Vice President and Chief Financial Officer	Matthew P. Young was appointed Parent’s Executive Vice President and Chief Financial Officer as of February 2015 and previously served as our Senior Vice President and Chief Financial Officer since	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

March 2014 and as our Senior Vice President, Corporate Development since April 2013. Prior to joining us, Mr. Young worked in investment banking for approximately 20 years. From February 2009 to April 2013, Mr. Young served as a managing director in global healthcare of Barclays Capital Inc., an investment banking firm, where his role included acting as the co-head of life sciences at Barclays Capital. From 2007 to 2008, Mr. Young served as a managing director of Citigroup Global Markets Inc., an investment banking firm, and from 2003 to 2007, as a managing director of Lehman Brothers Inc., an investment banking firm. From 1992 to 2003, Mr. Young served in various capacities at other investment banking firms. In 2015, he joined the board of directors of PRA Health Sciences, Inc., a contract research company. He is also a member of the board of directors and chairman of the audit committee of CytomX Therapeutics, Inc., a biopharmaceutical company. Mr. Young received a B.S. in Economics and an M.B.A. from the Wharton School of the University of Pennsylvania.

Iain McGill, Senior Vice President Jazz Pharmaceuticals Europe and Rest of World	Iain McGill was appointed Parent’s Senior Vice President, Jazz Pharmaceuticals Europe and Rest of World as of March 2015. He served as Head of EUSA International and Senior Vice President, Jazz Pharmaceuticals from March 2014 to March 2015 and our Chief Commercial Officer, EUSA Pharma, from June 2012, when he joined Jazz Pharmaceuticals in connection with the EUSA Acquisition. From October 2011 until he joined Jazz Pharmaceuticals, Mr. McGill served as Chief Commercial Officer at EUSA Pharma (Europe) Ltd., where he previously served from August 2010 to September 2011 as President Europe, International & Global Marketing and from January 2010 to July 2010 as President of Europe. From 2006 to 2009, Mr. McGill served as Vice President and Global Business Manager at Wyeth, a pharmaceutical company acquired by Pfizer Inc. Mr. McGill began his pharmaceutical career in sales and over 20 years held various positions in sales management, market research, marketing, business development and general management at Syntex Corporation (acquired by Roche Holding Ltd.), Roche Holding Ltd. and Novartis AG. Mr. McGill received a B.Sc. in Biochemistry from the University of London.	United Kingdom

Michael P. Miller, Senior Vice President, U.S. Commercial	Michael P. Miller was appointed Parent’s Senior Vice President, U.S. Commercial as of April 2014. From April 2010 to January 2014, Mr. Miller was Senior Vice President and Chief Commercial Officer of	United States

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

Vivus, Inc., a biopharmaceutical company. From February 2006 to April 2010, Mr. Miller served as Vice President, Sales and Marketing, leading the HER Family Oncology Franchise, of Genentech, Inc., a biotechnology company and wholly owned subsidiary of Roche Holding Ltd. From January 2003 to December 2005, Mr. Miller served as the Senior Vice President, Chief Commercial Officer of Connetics Corporation, a specialty pharmaceutical company acquired by Stiefel Laboratories, Inc. Previously, from 1997 to 2001, he served as Vice President of the Urology Business Unit of ALZA Corporation, a pharmaceutical company acquired by Johnson & Johnson. Prior to 1997, Mr. Miller served 13 years in various sales and marketing positions at Syntex Corporation, a pharmaceutical company acquired by Roche Holding Ltd. Mr. Miller received a B.S. in Business Administration and Finance from the University of San Francisco and an M.B.A. in Information and Computer Systems from San Francisco State University.

Karen Smith, M.D., Ph.D., Global Head of Research and Development and Chief Medical Officer	Karen Smith, M.D., Ph.D., was appointed Parent’s Global Head of Research and Development and Chief Medical Officer as of April 2015. From January 2011 to March 2015, she was Senior Vice President, Global Medical Affairs and Global Therapeutic Area Head (Dermatology) for Allergan, Inc., a multi-specialty health care company. From October 2007 to December 2010, Dr. Smith served initially as Vice President, External Medical Relations and then Vice President, Global Development at AstraZeneca LP, a global innovation-driven biopharmaceutical company. From 2002 to 2007, Dr. Smith held a variety of management and medical roles with Bristol-Myers Squibb Company – a global biopharmaceutical company – in Australia, Canada, and the United States, most recently as the Head of U.S. Clinical Operations. In 2001, Dr. Smith was the Chief Executive Officer of Boron Molecular, a specialist fine chemicals manufacturing company. Dr. Smith is also a member of the board of directors of Forward Pharma A/S, a biotechnology company, and serves on the Women’s Advisory Board for Ironman Corporation. Dr. Smith holds a B.A.Sc. and a B.Sc. from the Curtin University of Technology, a M.D. from the University of Warwick, a Ph.D. in oncology molecular genetics from the University of Western Australia, an M.B.A. from the University of New England (Australia) and a L.L.M. in medical law from the University of Salford.	United Kingdom / Australia

Name and Address	Current Principal Occupation or Employment and Employment History	Country of Citizenship

Paul Treacy, Senior Vice President, Technical Operations	Paul Treacy was appointed Parent’s Senior Vice President, Technical Operations in July 2014. From April 2010 to May 2013, he was Head of CMC, Supply Chain and Manufacturing at Janssen Alzheimer Immunotherapy Research & Development, LLC, a biotechnology company and a subsidiary of Johnson & Johnson. From August 2005 to April 2010, he served as General Manager of Janssen Biologics Ireland, a biopharmaceutical company and a subsidiary of Johnson & Johnson. From August 2002 to August 2005, Mr. Treacy was Vice President, Manufacturing Operations at Centocor Inc., a subsidiary of Johnson & Johnson, and from February 1999 to August 2002, he served as Executive Director, Operations, at Centocor BV. Mr. Treacy received a B.S. and a M.S. in Microbiology and a Higher Diploma in Computer Science from University College Cork and a Higher Diploma in Pharmaceutical Manufacturing Technology from Trinity College Dublin.	Ireland

Karen J. Wilson, Senior Vice President, Finance and Principal Accounting Officer	Karen J. Wilson was appointed Parent’s Senior Vice President, Finance and Principal Accounting Officer as of February 2013 and served as our Vice President, Finance and Principal Accounting Officer from the closing of the Azur Merger in January 2012 until February 2013. Prior to the Azur Merger, she served as Jazz Pharmaceuticals, Inc.’s Vice President, Finance since February 2011 and was appointed Principal Accounting Officer in March 2011. From 2009 to January 2011, Ms. Wilson served as Vice President of Finance and Principal Accounting Officer at PDL BioPharma, Inc., a biotechnology company. From 2005 to 2009, she served as a principal at the consulting firm Wilson Crisler LLC. Previously, from 2001 to 2004, she was Chief Financial Officer of ViroLogic, Inc., a biosciences company. Prior to joining ViroLogic, Ms. Wilson served as Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc. from 1999 to 2001. Prior to 1999, Ms. Wilson worked for Deloitte & Touche LLP for ten years, serving clients in both the medical and technology fields. Ms. Wilson is a Certified Public Accountant in the State of California and received a B.S. in Business from the University of California, Berkeley.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of our directors and executive officers are set forth below. Unless otherwise indicated, the business address of each of our directors and executive officers is 3180 Porter Drive, Palo Alto, CA 94304. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Bruce C. Cozadd, President*	See response for Parent	United States

Karen Smith, M.D., Vice President *	See response for Parent	United Kingdom / Australia

Matthew P. Young, Treasurer*	See response for Parent	United States

Suzanne Sawochka Hooper, Secretary	See response for Parent	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

Telephone: (800) 937-5449

Facsimile: (718) 234-5001

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers, Call: (212) 269-5550

All Others, Call Toll-Free: (800) 581-3783

Email: celator@dfking.com